EXHIBIT 12.1

LIFEPOINT HOSPITALS, INC.
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

(Dollars in Millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS
Income from continuing operations before income taxes	$203.0	$211.5	$244.1	$263.3	$241.1
Fixed charges, exclusive of capitalized interest	138.7	110.6	114.0	119.3	118.1
TOTAL EARNINGS	$341.7	$322.1	$358.1	$382.6	$359.2
FIXED CHARGES
Interest charged to expense(a)	123.5	98.4	102.5	109.2	109.0
Interest portion of rental expense	15.2	12.2	11.5	10.1	9.1
Fixed charges, exclusive of capitalized interest	138.7	110.6	114.0	119.3	118.1
Capitalized interest	1.0	1.4	2.3	2.0	0.8
TOTAL FIXED CHARGES	$139.7	$112.0	$116.3	$121.3	$118.9
RATIO OF EARNINGS TO FIXED CHARGES	2.45	2.88	3.08	3.15	3.02

(a)	excluding interest income